                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                      Energy Exploration Technologies, Inc.
                      -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    723473104
                                    ---------
                                 (CUSIP Number)

                               September 18, 2001
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-1(b)
            [ ]   Rule 13d-1(c)
            [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO.723473104


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephens Group, Inc.

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arkansas, USA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,423,980
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,423,980
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,423,980

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.6%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO.723473104


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     SFD Investment LLC

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Arkansas, USA

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           -0-
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,423,980
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         -0-
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,423,980
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,423,980

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     12.6%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

    OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 723473104

This Amendment No. 3 to Schedule 13G is being filed to report an increase in the number of shares of the common stock of Energy Exploration Technologies, Inc. ("ENXT") deemed beneficially owned by the reporting persons. The increase was caused by a private placement of common stock by ENXT on September 18, 2001 to persons other than the reporting persons which triggered an adjustment in the conversion ratio of the 800,000 shares of Series A Convertible Preferred Stock owned by the reporting persons. The conversion ratio was increased from one to approximately 2.91 common shares for each share of Series A Convertible Preferred stock, representing an increase of 1,526,280 common shares.

ITEM 1.

      (a) Name of Issuer: Energy Exploration Technologies, Inc.

      (b) Address of Issuer's Principal Executive Offices:

                  Suite 700 Phoenix Place
                  840 7Th Avenue, S.W.
                  Calgary, Alberta, Canada  T2P 3G2
ITEM 2.

      (a) Name of Person Filing: Stephens Group, Inc.
                                 SFD Investment LLC

      (b) Address of Principal Business Office or, if none, Residence

                  111 Center Street
                  Little Rock, Arkansas  72201

      (c) Citizenship: Arkansas, USA

      (d) Title of Class of Securities: Common Stock

      (e) CUSIP Number: 723473104


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  N/A

ITEM 4. OWNERSHIP. PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

(a) Amount beneficially owned:                                        2,423,980

(b) Percent of class:                                                      12.6%

(c) Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote:                         -0-

      (ii) Shared power to vote or to direct the vote:                2,423,980

      (iii) Sole power to dispose or to direct the disposition of:          -0-

      (iv) Shared power to dispose or to direct the disposition of:   2,423,980

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS. [ ]

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                  N/A

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      Stephens Group, Inc. is the 75% parent of SFD Investment LLC and as such parent is reported herein as having shared power of voting and of disposition with respect to securities owned by SFD Investment LLC for its own account.

      The number of shares reported as being owned by Stephens Group, Inc. and SFD Investment LLC reflects the ownership by SFD Investment LLC of 97,700 shares of common stock of ENXT and 800,000 shares of Series A Convertible Preferred Stock which can be converted into 2,326,280 shares of common stock of ENXT. The conversion ratio for the preferred stock is subject to adjustment should the issuer sell common shares or common share purchase options or warrants at prices less than $7.50 per share in certain circumstances.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.    N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP    N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP   N/A

ITEM 10.    CERTIFICATION.   N/A

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          December 31, 2002
                                          -----------------
                                          Date

                                          Stephens Group, Inc.
                                                and
                                          SFD Investment LLC

                                          By:  /s/ David A. Knight
                                               --------------------------
                                                   David A. Knight
                                                   Vice President,
                                                   Stephens Group, Inc.